

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

November 13, 2008

**Via Facsimile and U.S. Mail**

Patrick O'Brien, Esq.
Ropes & Gray LLP
One International Place
Boston, MA 02110

> **Re:     Oscient Pharmaceuticals Corporation**
> **Amendment No. 3 to Form S-4**
> **File No. 333-153394**
> **Amendment No. 1 to Schedule TO-I**
> **File No. 005-34935**
> **Filed November 7, 2008**

Dear Mr. O'Brien:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

1. Please revise the fee table to include the guarantees. In addition, please revise the cover and signature pages of the Schedule TO to include Guardian II Acquisition Corporation.

Selected Historical Financial Data and Pro Forma Financial Statements, page 122

2. Please update the information for the most recent quarter ended September 30, 2008.

\* \* \*

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions